Alpine Funds Complex
Rule 17g-1 Fidelity Bond Filing
Amount of Single Insured Bond for Joint Insureds
Period of Coverage: March 31, 2012 through March 31, 2013

Trust	Single Insured Bond Coverage
Alpine Equity Trust	$750,000
Alpine Income Trust	$1,500,000
Alpine Series Trust	$900,000
Alpine Global Dynamic Dividend Fund	$525,000
Alpine Total Dynamic Dividend Fund	$1,250,000
Alpine Global Premier Properties Fund	$900,000